FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 30, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

Q3 2014 Trading Update and Presentation at Bank of America Merrill Lynch Banking & Insurance Conference

30 September 2014

Presentation at Bank of America Merrill Lynch Banking & Insurance Conference

Ross McEwan, RBS Chief Executive, will present at the Bank of America Merrill Lynch Banking & Insurance Conference in London on Tuesday 30 September 2014 at 9.30am (UK time).

A live audio webcast and accompanying slides will be available on our website www.rbs.com/ir shortly before the presentation commences.

Q3 2014 Trading Update

RBS today provides an update on Q3 2014 financial performance.

•
Q3 2014 has seen continued improvement in economic conditions and asset prices in our key markets, including Ireland. This has supported a further quarter of strong operating performance by RBS Capital Resolution ("RCR"). We anticipate that RCR will record net impairment provision releases in the region of £0.5bn in Q3 2014.

•
RCR's future overall costs and speed of wind-down remain subject to significant potential volatility. The potential exists, if market conditions remain favourable, for RCR to incur limited future impairments and disposal losses, and an accelerated timetable to achieve its wind-down goals.

•
Rising Irish residential property prices combined with pro-active debt management has resulted in lower arrears in Ulster (excluding RCR), within Personal & Business Banking. As a result we expect Ulster to record net provision releases in the region of £0.3bn in Q3 2014. The potential exists for further releases in future, if market conditions continue to improve.

•	There has been an absence of large one-off impairments and lower levels of new non-performing loans in the rest of RBS's business during Q3 2014.

•
RBS now expects to significantly outperform its previous guidance of c£1bn total impairments for FY 2014. Previously disclosed uncertainties remain, particularly relating to conduct and litigation matters.

•	Corporate & Institutional Banking revenues have been weaker than anticipated in the third quarter.

•
RBS took advantage of improved market prices to dispose of c€9bn legacy available for sale debt securities. These disposals generated a loss of around £0.2bn in Centre revenues. We expect these transactions to be moderately capital ratio accretive.

The figures quoted in this statement are preliminary estimates and unaudited. RBS will release its Q3 2014 Interim Management Statement on 31 October 2014.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media Relations
+44 (0) 131 523 4205

If you would like a copy of this presentation in a different format (eg. large print, audio or Braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

This release contains 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions or by the forward looking nature of discussions of strategy, plans, targets and intentions. . These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements contained in this release speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary